210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Completes Patient Enrolment in
U.K. Combination REOLYSIN® and Paclitaxel/Carboplatin Head and Neck Cancer Trial

CALGARY, AB, --- July 2, 2009 – Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) announced today that patient enrolment has been completed in the Phase II component of a Phase I/II U.K. trial of REOLYSIN combined with paclitaxel/carboplatin for patients with advanced cancers.  The principal investigators for the trial are Dr. Kevin Harrington of The Institute of Cancer Research, London, England, and Dr. Geoff Hall of St. James’s Institute of Oncology, Leeds.

A total of 30 patients have been treated in the Phase I/II trial (REO 011), including 23 head and neck cancer patients. Of these head and neck patients, 17 patients have been treated in the Phase II portion of the trial.

Eligible patients in the Phase II portion of the trial included those with advanced or metastatic head and neck cancers that are refractory to standard therapy or for which no curative standard therapy exists.

Interim results reported in March 2009 demonstrated that of 12 head and neck patients evaluable for clinical response, five had experienced a partial response (PR) and four had experienced stable disease (SD) ranging from two to six months, for a clinical benefit rate of 75%.

“This is an outstanding response rate in this difficult-to-treat patient population, and formed the basis of the Phase III pivotal program now being developed for REOLYSIN in combination with carboplatin/paclitaxel for head and neck cancer patients,” said Dr. Brad Thompson, President and CEO of Oncolytics.

Final results of the trial are expected to be released later this year.

An independent, confirmatory Phase II trial using the same combination of REOLYSIN and carboplatin/paclitaxel for patients with head and neck cancers is currently underway in the U.S.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy.  For further information about Oncolytics, please visit www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the U.K. Phase I/II REOLYSIN paclitaxel and carboplatin trial and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
Oncolytics Biotech Inc. Cathy Ward 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 cathy.ward@oncolytics.ca	The Equicom Group Nick Hurst 325, 300 5th Ave. SW Calgary, Alberta T2P 3C4 Tel: 403.538.4845 Fax: 403.237.6916 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com